Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-183536

XCEL ENERGY INC.
(a Minnesota corporation)
$450,000,000 0.75% SENIOR NOTES, SERIES DUE MAY 9, 2016

Issuer:	Xcel Energy Inc. (a Minnesota corporation)
Issue Format:	SEC Registered
Expected Ratings*:	Baa1/ BBB+/BBB+ (Moody's/Standard & Poor's/Fitch)
Security Type:	Senior Notes
Pricing Date:	May 6, 2013
Settlement Date:	May 9, 2013 (T+3)
Interest Payment Dates:	Semi-annually on May 9 and November 9, commencing November 9, 2013
Principal Amount:	$450,000,000
Maturity Date:	May 9, 2016
Reference Benchmark:	0.25% due April 15, 2016
Benchmark Price:	99-23 ¾
Benchmark Yield:	0.338%
Re-offer Spread:	+42 bps
Re-offer Yield:	0.758%
Coupon:	0.75%
Price to Public:	99.976%
Net Proceeds to Issuer:	$448,317,000 (before transaction expenses)
Optional Redemption:	At any time, in whole or in part, at a “make whole” redemption price at the Treasury Yield plus 10 basis points
Minimum Denominations:	$1,000
CUSIP/ISIN:	98389BAP5/US98389BAP58
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated
*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, Citigroup Global Markets Inc. toll free at 1-800-831-9146 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.